Exhibit 19.1

ADMINISTRATIVE POLICY

INSIDER TRADING

ADM 1100

REVISION DATE: May 18, 2021

I. PURPOSE

The following is the insider trading policy of Soligenix, Inc. and Subsidiaries (the "Company") and outlines the procedures that all Company personnel must follow.  This policy and these procedures arise from the Company’s responsibilities as a publicly-traded entity.  Failure to comply with these procedures could result in a serious violation of the securities laws by the employee and/or the Company and can involve both civil and criminal penalties.  It is important that every Employee reviews this policy carefully.

II. APPLICABILITY OF POLICY

This policy applies to all transactions in Company stock by "insiders."  As a rule of thumb insiders are (1) members of the Board of Directors and officers of the Company, (2) any employee of the Company and its subsidiaries, and (3) any consultant, representative, or independent contractor ("Representative") who knows material information regarding the Company that has not been fully disclosed to the public.  This policy also applies to the immediate families (defined as direct family members living in the same household) of such insiders.  A person can be an insider for a limited time with respect to certain material information even though he or she is not an officer or director.  For example, a secretary who knows that a large contract has just been received or that an acquisition is about to occur may be an insider with respect to that information until the news has been fully disclosed to the public.

Definition of “Insider”

An "insider" is any person who possesses, or has access to, material information concerning the Company that has not been fully disclosed to the public (see below for a definition of "material information").  Insiders may be subject to criminal prosecution and/or civil liability for trading (purchase or sale) in Company stock when they know material information concerning the Company that has not been fully disclosed to the public.

Persons found liable for insider trading face penalties of up to three times the profit gained or loss avoided, a criminal fine of up to $1 million, and up to 10 years in jail.  The Company (and its Officers and Directors) could face penalties, the greater of $1 million or three times the profit gained or loss avoided, as a result of the Employee's violation, additional criminal monetary penalties and up to ten years in jail.   Finally, in addition to the potential criminal and civil liabilities mentioned above, in certain circumstances the Company may be able to recover all profits made by an insider, plus collect other damages.

Without regard to the penalties that may be imposed by others, willful violation of this policy constitutes grounds for dismissal from the Board of Directors, termination of employment or, with respect to representatives, termination of the contract.

Insider trading proscriptions are not limited to trading by the insider alone; it is also illegal to advise others to trade on the basis of undisclosed material information.  Liability in such cases can extend both to the "tippee"--the person to whom the insider disclosed inside information--and to the "tipper," the insider himself.

Finally, insider trading can cause a substantial loss of confidence in the Company and its stock on the part of the public and the securities markets.  This could obviously have an adverse impact on Company and its stockholders.

Definition of “Full Disclosure”

Full disclosure to the public generally means issuing a press release through a reputable and national wire service.  A speech to an audience, a TV or radio appearance, or an article in an obscure magazine does not qualify as full disclosure.  Full disclosure means that the securities markets have had the opportunity to digest the news.  Generally, a full trading day following disclosure is regarded as sufficient for dissemination and interpretation of material information.

Definition of “Material Information”

It is not possible to define all categories of material information.   In general, information should be regarded as material if there is a likelihood that it would be considered important by an investor in making a decision regarding the purchase or sale of Company stock.  Although it may be difficult under this standard to determine whether certain information is material, there are various categories of information that would almost always be regarded as material.  Examples of such information are:

1.	Major corporate partnering transactions or proposed acquisitions or divestitures
2.	Clinical trial results
3.	New government grants
4.	Regulatory (FDA or EMEA) actions and correspondence
5.	Resignation of key personnel
6.	Receipt, cancellation or deferral of significant purchase orders
7.	New project or product announcements of a significant nature
8.	Material pricing changes
9.	Proposed commencement or changes in dividends
10.	Planned stock splits
11.	New equity or debt offerings
12.	Significant litigation exposure
13.	Any other factors which would cause the Company's financial results to be substantially different from analyst estimates
14.	Financial results

If any insider has questions as to the materiality of information, he or she should contact the CFO of the Company for clarification.  If the CFO is unavailable, they should contact the CEO.

Further, any officer, director or employee who believes he or she would be regarded as an insider who is contemplating a transaction in Company stock must contact the principal financial officer of the Company prior to executing the transaction to determine if he or she may properly proceed.  Officers and directors should be particularly careful, since avoiding the appearance of engaging in stock transactions on the basis of material undisclosed information can be as important as avoiding a transaction actually based on such information.

III. ALMOST NO EXCEPTIONS

There are almost no exceptions to the prohibition against insider trading.  For example, it does not matter that the transactions in question may have been planned or committed to before the insider came into possession of the undisclosed material information, regardless of the economic loss that the person may believe he or she might suffer as a consequence of not trading.

As noted above, this policy applies to the immediate families of insiders.  Although immediate family is narrowly defined, an employee should be especially careful with respect to family members or to unrelated persons living in the same household.

Notwithstanding the restrictions and prohibitions on trading in the Company’s securities set forth in this Policy, persons subject to this Policy are permitted to effect transactions in the Company’s securities pursuant to approved trading plans established under Rule 10b5-1 under the Securities Exchange Act of 1934, including transactions during Black-Out Periods.  Rule 10b5-1 requires that these transactions be made pursuant to a plan that was established while the person was not in possession of material nonpublic information.  In order to comply with this Policy, the CFO must review and approve any such trading plan prior to its effectiveness pursuant to the same time frame and notification requirements as required for the pre-clearance of trades.  Insiders seeking to establish a trading plan should contact the Company’s CFO.

Finally, remember that there are no limits on the size of a transaction that will trigger insider trading liability; relatively small trades have in the past occasioned SEC investigations and lawsuits.

IV. SPECIFIC REQUIREMENTS

A. Prior to disclosure to any third party, any officer, director or employee who is aware of any material information concerning Company (see "Definition of Material Information" above) that has not been disclosed to the public should report the intention to disclose such information promptly to the CEO of the Company and obtain approval to do so.

B. Employees, officers and directors may not engage in a transaction (purchase or sale) of Company stock at any time between the date on which any non-public material information becomes known to the individual and the close of business on the second business day after such information is publicly disclosed.

C. Insiders should contact the CFO prior to engaging in a transaction, to determine if there is any non-public material information at that time.  If the CFO is unavailable, contact the CEO.  The CFO or CEO who was contacted should confirm the contact in writing via memo or email with a copy to the insider’s personnel file.

D. No insider may engage in transactions of a speculative nature at any time, including, but not limited to, puts and sell or limit orders, although placing of call options while not in possession of material non-public information is not prohibited.  All insiders are prohibited from short-selling Company Common Stock or engaging in transactions involving Company-based derivative securities.  "Derivative Securities" are options, warrants, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as Company Common Stock.  This prohibition includes, but is not limited to, trading in Company-based option contracts (for example, buying and/or writing puts and calls, transacting in straddles and the like).  However, as indicated below, holding and exercising options or other derivative securities granted under Company's employee stock option or equity incentive plans is not prohibited by this policy, nor is trading in Company's convertible debentures.

E.   The only exceptions to the policy are set forth below.  It does not matter that the "insider" may have decided to engage in a transaction before learning of the undisclosed material information or that delaying the transaction might result in economic loss.  It is also irrelevant that publicly disclosed information about the Company might, even aside from the undisclosed material information, provide a substantial basis for engaging in the transaction.   One simply cannot trade in Company stock while in possession of undisclosed material information about Company.  The only exceptions to the policy are as follows:

(a) Exercise of a stock option under the Company Stock Option Plan.  Note that this exception does not include a subsequent sale of the shares acquired pursuant to the exercise of the option under the Stock Option Plan.

(b) Bonafide gifts of securities are not deemed to be transactions for the purposes of this policy.  Whether a gift is truly bonafide will depend on the circumstances surrounding each gift.  The more unrelated the donee is to the donor, the more likely the gift would be considered "bonafide" and not a "transaction".  For example, gifts to charities, churches and service organizations would clearly not be "transactions".  On the other hand, gifts to dependent children followed by a sale of the "gift" securities in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, make the gift non-bonafide.

(c) Any transaction specifically approved in writing in advance by the CFO or CEO of the Company.

V. TRANSACTIONS BY OFFICERS AND DIRECTORS

The following procedures must be followed by Officers and Directors with respect to any purchase or sale of Company securities:

(a) Despite the above provisions, there may be times when there exists a corporate basis for requesting that each Officer or Director refrain from trading in the Company's securities even though such trading would otherwise be permitted under this policy.  In order to comply with this restriction, all purchases and/or sales by Officers or Directors shall be cleared beforehand with the Company's CFO.  This restriction does not apply to the exercise of stock options.

(b) Before each transaction in Company securities, each Officer and Director is required to contact the CFO regarding (i) compliance with Rule 144, if required; and (ii) the preparation of the requisite Form 4 to be filed with SEC.  The Finance Department will assist the Officer or Director in completing the Form 4 and may file it on his or her behalf with the SEC.

(c) All outside requests for information, comments or interviews (other than routine product inquiries) which may result in the dissemination of information must be directed to the CEO or in his absence, another officer of the Company.

APPROVED:

___________________________________

Christopher J. SchaberDate

President & CEO

ACKNOWLEDGED:

___________________________________

Employee / DirectorDate

INSIDER TRADING POLICY